Exhibit 99.1

Blocklisting Six Monthly Return

Hong Kong, Shanghai, & Florham Park, NJ — Tuesday, June 29, 2021: HUTCHMED (China) Limited (“HUTCHMED” or the “Company”) (Nasdaq/AIM: HCM) announces the following blocklisting six monthly return:

1.	Name of applicant:	HUTCHMED (China) Limited
2.	Name of scheme:	(a)	Share Option Scheme conditionally adopted by HUTCHMED in 2005 (“2005 HUTCHMED Share Option Scheme”)
		(b)	Share Option Scheme conditionally adopted by HUTCHMED in 2015 (“2015 HUTCHMED Share Option Scheme”)
		(c)	Warrant instrument granted by HUTCHMED on June 25, 2020 (“Warrant”)
3.	Period of return:	From December 29, 2020 to June 28, 2021
4.	Balance under scheme from previous return:	(a)	2005 HUTCHMED Share Option Scheme: 1,338,910 ordinary shares of US$0.1 each
		(b)	2015 HUTCHMED Share Option Scheme: 53,271,648 ordinary shares of US$0.1 each
		(c)	Warrant: 16,666,670 ordinary shares of US$0.1 each
5.	The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:	(a)	2005 HUTCHMED Share Option Scheme: Nil
		(b)	2015 HUTCHMED Share Option Scheme: Nil
		(c)	Warrant: Nil
6.	Number of securities issued/allotted under scheme during period:	(a)	2005 HUTCHMED Share Option Scheme: 400,000
		(b)	2015 HUTCHMED Share Option Scheme: Nil
		(c)	Warrant: Nil
7.	Balance under scheme not yet issued/allotted at end of the period:	(a)	2005 HUTCHMED Share Option Scheme: 938,910 ordinary shares of US$0.1 each
		(b)	2015 HUTCHMED Share Option Scheme: 53,271,648 ordinary shares of US$0.1 each
		(c)	Warrant: 16,666,670 ordinary shares of US$0.1 each

8.	Number and class of securities originally listed and the date of admission:

25,198,880 ordinary shares of US$0.1 each admitted on June 17, 2019 (to replace the Company’s previous block admission schemes following the Company’s share subdivision which took effect on May 30, 2019)

9.	Total number of securities in issue at the end of the period:	744,515,660 ordinary shares of US$0.1 each
Name of contact:		Christian Hogg
Address of contact:		Level 18, The Metropolis Tower, 10 Metropolis Drive, Hung Hom, Kowloon, Hong Kong
Telephone number of contact:		+852 2121 8200

About HUTCHMED

HUTCHMED (Nasdaq/AIM: HCM) (formerly Hutchison China MediTech) is an innovative, commercial-stage, biopharmaceutical company. It is committed to the discovery and global development and commercialization of targeted therapies and immunotherapies for the treatment of cancer and immunological diseases. A dedicated organization of over 1,300 personnel has advanced ten cancer drug candidates from in-house discovery into clinical studies around the world, with its first two oncology drugs now approved and launched. For more information, please visit: www.hutch-med.com or follow us on LinkedIn.

CONTACTS

Investor Enquiries
Mark Lee, Senior Vice President	+852 2121 8200
Annie Cheng, Vice President	+1 (973) 567 3786

Media Enquiries
Americas – Brad Miles, Solebury Trout	+1 (917) 570 7340 (Mobile) bmiles@troutgroup.com
Europe – Ben Atwell / Alex Shaw, FTI Consulting	+44 20 3727 1030 / +44 7771 913 902 (Mobile) / +44 7779 545 055 (Mobile) HUTCHMED@fticonsulting.com
Asia – Joseph Chi Lo / Zhou Yi, Brunswick	+852 9850 5033 (Mobile) / +852 9783 6894 (Mobile) HUTCHMED@brunswickgroup.com

Nominated Advisor
Atholl Tweedie / Freddy Crossley, Panmure Gordon (UK) Limited	+44 (20) 7886 2500